Exhibit 4.2

EXECUTION COPY

FIRST SUPPLEMENTAL INDENTURE (this “First Supplemental Indenture”), dated as of August 24, 2012, between Network Equipment Technologies, Inc., a Delaware corporation (the “Company”), and U.S. Bank National Association, as trustee under the Indenture referred to below (the “Trustee”).

WITNESSETH:

WHEREAS, the Company has heretofore executed and delivered to the Trustee an Indenture, dated as of December 18, 2007 (the “Indenture”), providing for the issuance of its 3.75% Convertible Senior Notes due 2014 (the “Notes”);

WHEREAS, the Company is a party to an Agreement and Plan of Merger, dated as of June 18, 2012, among Sonus Networks, Inc., a Delaware corporation (“Sonus”), Navy Acquisition Subsidiary, Inc., a Delaware corporation and wholly owned subsidiary of Sonus (“Merger Sub”), and the Company, providing for the merger of Merger Sub with and into the Company (the “Merger”), with the Company surviving the Merger and becoming a direct wholly owned subsidiary of Sonus;

WHEREAS, the Merger became effective at 4:05 p.m., Eastern time, on August 24, 2012 (the “Effective Time”) and, at the Effective Time, each share of Common Stock issued and outstanding immediately prior to the Effective Time (other than shares of Common Stock owned by Sonus, Merger Sub or the Company or any direct or indirect wholly owned subsidiary of Sonus, Merger Sub or the Company and shares of Common Stock held by dissenting holders of Common Stock who have properly exercised appraisal rights under Delaware law), by virtue of the Merger and without any action on the part of Sonus, Merger Sub, the Company or the holders of the Common Stock, was automatically converted into and became the right to receive $1.35 per share in cash, without interest and less any applicable withholding taxes (the “Merger Consideration”);

WHEREAS, Section 13.05 of the Indenture provides that, in connection with, among other things, any consolidation, merger or combination involving the Company, as a result of which the Company’s Common Stock would be converted into, or exchanged for, stock, other securities, other property or assets (including cash or any combination thereof), then the Company shall execute with the Trustee a supplemental indenture providing that, at the effective time of such consolidation, merger or combination, the right to convert each $1,000 principal amount of Notes will be changed to a right to convert such Note by reference to the kind and amount of cash, securities or other property that a holder of a number of shares of Common Stock equal to the Conversion Rate immediately prior to such transaction would have owned or been entitled to receive (the “Reference Property”) such that from and after the effective time of such transaction, a Noteholder will be entitled thereafter to convert its Notes into the same type (and in the same proportion) of Reference Property;

WHEREAS, Section 9.01(c) of the Indenture provides that the Company, when authorized by a Board Resolution, and the Trustee, at the Company’s expense, may enter into a supplemental indenture, without the consent of the holders of any of the Notes at the time outstanding, to provide for conversion rights of holders of Notes if any reclassification or change of the Common Stock or any consolidation, merger or sale of all or substantially all of the Company’s assets occurs;

WHEREAS, the Conversion Rate in effect immediately prior to the Effective Time was 73.3689 shares of Common Stock for each $1,000 principal amount of Notes;

WHEREAS, the Company has heretofore delivered or is delivering contemporaneously herewith to the Trustee (i) a copy of the Board Resolution authorizing the execution and delivery of this First Supplemental Indenture and (ii) the Officer’s Certificate and the Opinion of Counsel described in Sections 9.05, 13.05 and 15.05 of the Indenture; and

WHEREAS, all other acts and proceedings required by applicable law and the Indenture necessary to authorize the execution and delivery of this First Supplemental Indenture and to make this First Supplemental Indenture a valid and binding agreement for the purposes expressed herein, in accordance with its terms, have been complied with or have been duly done or performed.

NOW, THEREFORE, in consideration of the foregoing and notwithstanding any provision of the Indenture which, absent this First Supplemental Indenture, might operate to limit such action, the parties hereto, intending to be legally bound hereby, agree as follows:

Article 1

AMENDMENTS

Section 1.01. Settlement Upon Conversion. Subject to and upon compliance with all the provisions of the Indenture, and notwithstanding any provision of the Indenture to the contrary, upon conversion by a Noteholder of any Notes then outstanding, the Noteholder shall, in lieu of the right to receive Common Stock, have the right to receive the Merger Consideration for each share of Common Stock into which the Noteholder would otherwise be entitled to convert such Notes, and upon conversion of such Notes by a Noteholder, the Company shall pay to such Noteholder cash in an amount equal to the amount such Noteholder would have received as Merger Consideration had such Noteholder converted such Notes into Common Stock immediately prior to the Merger at the Conversion Rate in effect immediately prior to the Merger.

Section 1.02. Effectiveness. This First Supplemental Indenture will become effective and operative and binding upon each of the Company, the Trustee and the Noteholders as of the Effective Time.

Article 2

MISCELLANEOUS PROVISIONS

Section 2.01. Capitalized Terms. Capitalized terms used herein without definition shall have the meanings assigned to them in the Indenture.

Section 2.02. Governing Law. This First Supplemental Indenture shall be deemed to be a contract made under the laws of the State of New York, and for all purposes shall be construed in accordance with the laws of the State of New York applicable to contracts entered into and to be performed therein.

Section 2.03. Headings, Etc. The titles and headings of the articles and sections of this First Supplemental Indenture have been inserted for convenience of reference only, are not to be considered a part hereof, and shall in no way modify or restrict any of the terms or provisions hereof.

Section 2.04. Separability. In case any provision in the Indenture, as modified by this First Supplemental Indenture, or in the Notes shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby and a Noteholder shall have no claim therefor against any party hereto.

Section 2.05. Execution in Counterparts. This First Supplemental Indenture may be executed in any number of counterparts, each of which shall be an original, but such counterparts shall together constitute but one and the same instrument.

Section 2.06. Trustee’s Acceptance. The Trustee accepts the modifications of the Indenture effected by this First Supplemental Indenture, but only upon the terms and conditions set forth in the Indenture. Without limiting the generality of the foregoing, the Trustee does not assume any responsibility for the correctness of any provisions contained herein relating either to the kind or amount of shares of stock or securities or property (including cash) receivable by Noteholders upon the conversion of their Notes at and after the Effective Time, nor for the correctness of the recitals herein contained, which shall be taken as the statements of the Company. The Trustee makes no representation or warranty and shall not have any responsibility as to the validity or sufficiency of this First Supplemental Indenture or the proper authorization or the due execution hereof by the Company.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this First Supplemental Indenture to be duly executed as of the date first above written.

NETWORK EQUIPMENT TECHNOLOGIES, INC.

By:	/s/ David Wagenseller
Name:	David Wagenseller
Title:	President and Chief Executive Officer

U.S. BANK NATIONAL ASSOCIATION as Trustee

By:	/s/ Jean Clarke
Name:	Jean Clarke
Title:	Vice President

[Signature Page to 2007 Notes First Supplemental Indenture]